ArcelorMittal Announces New Management Gains Targets of US$4 billion

Luxembourg, 17th September 2008 - ArcelorMittal today announces a new “Management Gains” plan that will target USD 4 billion of cost savings over the next 5 years. This plan will focus on increasing employee productivity, reducing energy consumption and decreasing input costs to achieve a higher yield and improved product quality.

Commenting, Aditya Mittal, CFO, said: “Since our merger, we have improved our cost leadership due to our successful integration, our 2008 value plan and realisation of merger synergies. In order to further enhance this cost leadership, we have now targeted a further US$4 billion of management gains to be realised over the next 5 years.”

ArcelorMittal is today holding an investor day in London.

Copies of the presentations – given by Lakshmi Mittal, Chairman and CEO; Aditya Mittal, CFO; and Group Management Board members Christophe Cornier and Michel Wurth – can be found on the company’s website: www.arcelormittal.com.